FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                               For March 15, 2002


                                 AERCO LIMITED


                              22 Grenville Street
                                   St. Helier
                                Jersey, JE4 8PX
                                Channel Islands
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

          Form 20-F  X                                    Form 40-F
                    ---                                             ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                                                    No  X
              ---                                                   ---

                               INDEX TO EXHIBITS

Item
----
1.   AerCo Limited Monthly Report to Noteholders for March 2002.

                                   SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: March 15, 2002


                                             AERCO LIMITED


                                             By: /s/ Patrick J. Dalton
                                                --------------------------------
                                                Name:  Patrick J. Dalton
                                                Title: Attorney-in-Fact

                                                                         Item 1


                                                            AERCO LIMITED
                                                        Report to Noteholders
                                          All amounts in US dollars unless otherwise stated

Month                             March-02
Payment Date                      15th of each month
Convention                        Modified Following Business Day
Current Payment Date              15-Mar-02
Current Calculation Date          11-Mar-02
Previous Payment Date             15-Feb-02
Previous Calculation Date         11-Feb-02
------------------------------------------------------------------------------------------------------

1. Account Activity Summary between Calculation Dates
------------------------------------------------------------------------------------------------------
                                       Prior          Deposits       Withdrawals       Balance on
                                      Balance                                       Calculation Date
                                     11-Feb-02                                          11-Mar-02
------------------------------------------------------------------------------------------------------
Expense Account                       3,865,069.16    5,453,499.74    (5,402,781.42)     3,915,787.48
Collection Account                   99,089,355.80   15,308,156.46   (14,069,703.80)   100,327,808.46
Aircraft Purchase Account                        -               -                -                 -

 - Liquidity Reserve cash balance    85,019,652.00      110,000.00                -     85,151,652.00
------------------------------------------------------------------------------------------------------
Total                               102,954,424.96   20,761,656.20   (19,472,485.22)   104,243,595.94
------------------------------------------------------------------------------------------------------

2. Analysis of Aircraft Purchase Account Activity
------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                        -
Interest Income                                                                                     -
Aircraft Purchase Payments                                                                          -
Economic Swap Payments                                                                              -
------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                 -
------------------------------------------------------------------------------------------------------

3. Analysis of Expenses Account Activity
------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                             3,865,069.16
Transfer from Collection Account on previous Payment Date                                5,449,633.25
Permitted Aircraft Accrual                                                                          -
Interim Transfer from Collection Account                                                            -
Interest Income                                                                              3,866.49
Balance on current Calculation Date
 - Payments on previous payment date                                                    (5,019,085.76)
 - Interim payments                                                                       (383,695.66)
 - Other
------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                      3,915,787.48
------------------------------------------------------------------------------------------------------

4. Analysis of Collection Account Activity
------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                            99,089,355.80
Collections during period                                                               15,308,156.46
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                              (1,634,927.84)
 - Permitted Aircraft Modifications                                                                 -
Net Swap payments on previous Payment Date                                              (3,814,705.41)
Aggregate Note Payments on previous Payment Date                                        (8,620,070.55)
------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                    100,327,808.46
------------------------------------------------------------------------------------------------------

Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                        30,000,000.00
Second Collection Account Reserve                                                       35,000,000.00
Cash Held
 - Security Deposits                                                                    20,151,652.00
                                                                                    ------------------
 Liquidity Reserve Amount                                                               85,151,652.00
                                                                                    ------------------

A Liquidity Facility of $35 million is also available to AerCo as a primary eligible credit facility, but remains undrawn.

------------------------------------------------------------------------------------------------------




                                                            AERCO LIMITED
                                                        Report to Noteholders
                                          All amounts in US dollars unless otherwise stated

Current Payment Date                   15-Mar-02
Current Calculation Date               11-Mar-02
Previous Payment Date                  15-Feb-02
Previous Calculation Date              11-Feb-02
----------------------------------------------------------------------------------------------------------------

Balance in Collection and Expense Account                                                        104,243,595.94
Liquidity Reserve Amount                                                                         (85,151,652.00)
                                                                                              ------------------
Available Collections                                                                             19,091,943.94
                                                                                              ==================

4. Analysis of Collection Account Activity (Continued)
----------------------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)          Total Required Expense Amount                                                         6,700,000.00
(II) a)      Class A Interest but excluding Step-up                                                1,534,045.08
     b)      Swap Payments other than subordinated swap payments                                   3,425,216.24
(iii)        First Collection Account top-up (Minimum liquidity reserve $30 m)                    30,000,000.00
(iv)         Class A Minimum principal payment                                                                -
(v)          Class B Interest                                                                        285,556.65
(vi)         Class B Minimum principal payment                                                                -
(vii)        Class C Interest                                                                        441,871.12
(viii)       Class C Minimum principal payment                                                                -
(ix)         Class D Interest                                                                        708,333.33
(x)          Class D Minimum principal payment                                                                -
(xi)         Second collection account top-up                                                     55,151,652.00
(xii)        Class A Scheduled principal                                                                      -
(xiii)       Class B Scheduled principal                                                             540,002.73
(xiv)        Class C Scheduled principal                                                             344,728.15
(xv)         Class D Scheduled principal                                                                      -
(xvi)        Permitted accruals for Modifications                                                             -
(xvii)       Step-up interest                                                                                 -
(xviii)      Class A Supplemental principal                                                        5,112,190.63
(xix)        Class E Primary Interest
(xx)         Class B Supplemental principal                                                                   -
(xxi)        Class A Outstanding Principal                                                                    -
(xxii)       Class B Outstanding Principal                                                                    -
(xxiii)      Class C Outstanding Principal                                                                    -
(xxiv)       Class D Outstanding Principal                                                                    -
(xxv)        Subordinated Swap payments                                                                       -
                                                                                              ------------------
             Total Payments with respect to Payment Date                                         104,243,595.94
             less collection Account Top Ups (iii) (b) and (xi) (b) above                         85,151,652.00
                                                                                              ------------------
                                                                                                  19,091,943.94
                                                                                              ==================
----------------------------------------------------------------------------------------------------------------


                                                            AERCO LIMITED
                                                        Report to Noteholders
                                          All amounts in US dollars unless otherwise stated

Current Payment Date              15-Mar-02
Current Calculation Date          11-Mar-02
Previous Payment Date             15-Feb-02
Previous Calculation Date         11-Feb-02
---------------------------------------------------------------------------------------

5. Payments on the Notes by Subclass
---------------------------------------------------------------------------------------- ------------------------------------------
                                   Subclass      Subclass       Subclass       Total        Subclass     Subclass        Total
Floating Rate Notes                   A-2          A-3            A-4         Class A          B-1          B-2         Class B
---------------------------------------------------------------------------------------- ------------------------------------------
Applicable LIBOR                   1.84750%       1.84750%       1.84750%                     1.84750%      1.84750%
Applicable Margin                   0.3200%        0.4600%        0.5200%                      0.6000%       1.0500%
Applicable Interest Rate           2.16750%       2.30750%       2.36750%                     2.44750%      2.89750%
Day Count                           Act/360        Act/360        Act/360                      Act/360       Act/360
Actual Number of Days                    28             28             28                           28            28
Interest Amount Payable          233,814.82   1,014,018.06     286,212.21                   126,025.54    159,531.11
Step-up Interest Amount Payable      NA            NA            NA                            NA            NA
---------------------------------------------------------------------------------------- ------------------------------------------
Total Interest Paid              233,814.82   1,014,018.06     286,212.21   1,534,045.08    126,025.54    159,531.11     285,556.65
---------------------------------------------------------------------------------------- ------------------------------------------

Expected Final Payment Date       15-Dec-05    15-Jun-02      15-May-11                     15-Jul-13    15-Jun-08
Excess Amortisation Date          17-Aug-98    15-Feb-06      15-Aug-00                     17-Aug-98    15-Aug-00
---------------------------------------------------------------------------------------- ------------------------------------------
Original Balance                290,000,000 565,000,000.00 235,000,000.00                85,000,000.00 80,000,000.00
Opening Outstanding Principal
  Balance                       138,693,910 565,000,000.00 155,432,788.06 859,126,698.44 66,203,408.21 70,789,102.12 136,992,510.33
---------------------------------------------------------------------------------------- ------------------------------------------
Extended Pool Factors                63.63%        100.00%         89.42%                       87.35%        99.76%
Pool Factors                         52.56%        100.00%         77.87%                       81.16%        98.66%
---------------------------------------------------------------------------------------- ------------------------------------------
Minimum Principal Payment                 -              -              -              -             -             -              -
Scheduled Principal Payment               -              -              -              -    260,963.33    279,039.40     540,002.73
Supplemental Principal Payment 2,410,626.83              -   2,701,563.81   5,112,190.63             -             -              -
---------------------------------------------------------------------------------------- ------------------------------------------
Total Principal Distribution
  Amount                       2,410,626.83              -   2,701,563.81   5,112,190.63    260,963.33    279,039.40     540,002.73
---------------------------------------------------------------------------------------- ------------------------------------------
Redemption Amount
- amount allocable to principal                                                        -
- amount allocable to premium
---------------------------------------------------------------------------------------- ------------------------------------------
Closing Outstanding Principal
  Balance                    136,283,283.55 565,000,000.00 152,731,224.25 854,014,507.81 65,942,444.88 70,510,062.72 136,452,507.60
---------------------------------------------------------------------------------------- ------------------------------------------


----------------------------------------------
Fixed Rate Notes                       D-2
----------------------------------------------
Applicable Interest Rate              8.50000%
Day count                               30/360
Number of Days                              30
Interest Amount Payable             708,333.33
----------------------------------------------
Total Interest Paid                 708,333.33
----------------------------------------------
Expected Final Payment Date         15-Mar-14
Excess Amortisation Date            15-Jul-10
----------------------------------------------
Original Balance                100,000,000.00
Opening Outstanding Principal
  Balance                       100,000,000.00
----------------------------------------------
Extended Pool Factors                  100.00%
Expected Pool Factors                  100.00%
----------------------------------------------
Extended Amount                              -
Expected Pool Factor Amount                  -
Surplus Amortisation
----------------------------------------------
Total Principal Distribution Amount          -
----------------------------------------------
Redemption Amount                            -
- amount allocable to principal              -
                                  ------------
- amount allocable to premium                -
----------------------------------------------
Closing Outstanding Principal
  Balance                       100,000,000.00
----------------------------------------------




5. Payments on the Notes by Subclass (continued)
------------------------------------------------------------------------
                                   Subclass      Subclass       Total
Floating Rate Notes                   C-1           C-2        Class C
------------------------------------------------------------------------
Applicable LIBOR                   1.84750%      1.84750%
Applicable Margin                   1.3500%       2.0500%
Applicable Interest Rate           3.19750%      3.89750%
Day Count                           Act/360       Act/360
Actual Number of Days                    28            28
Interest Amount Payable          203,742.98    238,128.15
Step-up Interest Amount Payable      NA          NA
------------------------------------------------------------------------
Total Interest Paid              203,742.98    238,128.15    441,871.12
------------------------------------------------------------------------

Expected Final Payment Date       15-Jul-13   15-Jun-08
Excess Amortisation Date          17-Aug-98   15-Aug-00
------------------------------------------------------------------------
Original Balance              85,000,000.00 80,000,000.00
Opening Outstanding Principal
  Balance                     81,925,022.09 78,554,139.64 160,479,161.73
------------------------------------------------------------------------
Extended Pool Factors                99.35%        99.61%
Pool Factors                         96.02%        97.86%
------------------------------------------------------------------------
Minimum Principal Payment                 -             -              -
Scheduled Principal Payment      184,937.24    159,790.91     344,728.15
Supplemental Principal Payment            -             -              -
------------------------------------------------------------------------
Total Principal Distribution
  Amount                         184,937.24    159,790.91     344,728.15
------------------------------------------------------------------------
Redemption Amount                         -             -
- amount allocable to principal           -             -
- amount allocable to premium             -             -
------------------------------------------------------------------------
Closing Outstanding Principal
  Balance                     81,740,084.85 78,394,348.73 160,134,433.58
------------------------------------------------------------------------



                                                            AERCO LIMITED
                                                        Report to Noteholders
                                          All amounts in US dollars unless otherwise stated

Current Payment Date             15-Mar-02
Current Calculation Date         11-Mar-02
Previous Payment Date            15-Feb-02
Previous Calculation Date        11-Feb-02
---------------------------------------------------------------------------------------------

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period 15-Mar-02
End of Interest Accrual Period   15-Apr-02
Reference Date                   11-Apr-02

------------------------------------------------------------------------------------------------------
                                       A-2       A-3       A-4       B-1      B-2       C-1       C-2
------------------------------------------------------------------------------------------------------
Applicable LIBOR                  1.90000%  1.90000%   1.90000% 1.90000% 1.90000%   1.90000% 1.90000%
Applicable Margin                  0.3200%   0.4600%    0.5200%  0.6000%  1.0500%    1.3500%  2.0500%
Applicable Interest Rate           2.2200%   2.3600%    2.4200%  2.5000%  2.9500%    3.2500%  3.9500%

------------------------------------------------------------------------------------------------------

-------------------------------------------
Fixed Rate Notes                    D-1
-------------------------------------------
Actual Pool Factor                 100.00%
-------------------------------------------

----------------------------------------------------------------

7. Payments per $ 1,000 Inital Outstanding Principal Balance of Notes
------------------------------------------------------------------------------------------------------------
(a) Floating Rate Notes              A-2         A-3         A-4        B-1        B-2        C-1        C-2
------------------------------------------------------------------------------------------------------------
Opening Outstanding Principal
  Balance                     138,693.91  565,000.00  155,432.79  66,203.41  70,789.10  81,925.02  78,554.14
Total Principal Payments        2,410.63           -    2,701.56     260.96     279.04     184.94     159.79
Closing Outstanding Principal
  Balance                     136,283.28  565,000.00  152,731.22  65,942.44  70,510.06  81,740.08  78,394.35

Total Interest                    233.81    1,014.02      286.21     126.03     159.53     203.74     238.13
Total Premium                    0.0000%     0.0000%     0.0000%    0.0000%    0.0000%    0.0000%    0.0000%
------------------------------------------------------------------------------------------------------

-------------------------------------------
(b) Fixed Rate Notes                  D-2
-------------------------------------------
Opening Outstanding Principal
  Balance                     100,000.00
Total Principal Payments               -
Closing Outstanding Principal
  Balance                     100,000.00

Total Interest                    708.33
Total Premium                          -
-------------------------------------------



                                                            AERCO LIMITED
                                                        Report to Noteholders
                                          All amounts in US dollars unless otherwise stated

                                                                                                              Dollar amounts ex-
                                                                                    All amounts in millions   pressed as a per-
                                                                                     of US dollars unless     centage 2000 Base
                                                                                       otherwise stated       Case Lease Rentals
----------------------------------------------------------------------------------------------------------- ------------------------
                                              July
                                              2000                                   Cumulative to Date       Cumulative to Date
                                                to    Oct-                               *Adjusted                *Adjusted
                                              Sept     Dec     Jan     Feb     Mar            base                     base
                                              2001    2001    2002    2002    2002  Actual    case Variance  Actual    case Variance
------------------------------------------------------------------------------------------------------------ -----------------------
                   CASH COLLECTIONS
  [1]              Lease Rentals             217.6    45.4    15.3    14.0    16.1   308.4   308.4       -   100.0%   100.0%   0.0%
  [2]              - Renegotiated Leases      (3.0)   (2.8)   (0.3)   (0.8)   (1.0)   (7.9)      -    (7.9)   (2.6%)    0.0%  (2.6%)
  [3]              - Rental Resets            (1.3)   (3.2)   (1.9)   (1.2)   (1.0)   (8.6)      -    (8.6)   (2.8%)    0.0%  (2.8%)
                                           ---------------------------------------------------------------   ----------------------
  [4] S [1]..[3]   Contracted Lease
                     Rentals                 213.3    39.4    13.1    12.0    14.1   291.9   308.4   (16.5)   94.6%   100.0%  (5.4%)
  [5]              Movement in Current
                     Arrear Balance           (0.8)   (2.4)    0.8     0.2     0.4    (1.8)      -    (1.8)   (0.6%)    0.0%  (0.6%)
                   less Net Stress-related
                     Costs
  [6]              - Bad Debts                   -       -       -       -       -       -    (3.1)    3.1     0.0%    (1.0%)  1.0%
  [7]              - Security Deposits
                       Drawn Down              0.5       -       -       -       -     0.5       -     0.5     0.2%     0.0%   0.2%
  [8]              - Restructured Arrears      0.7     0.1    (0.2)   (0.1)   (1.0)   (0.5)    2.6    (3.1)   (0.2%)    0.8%  (1.0%)
  [9]              - AOG                      (4.3)   (1.5)   (0.4)      -       -    (6.2)  (13.1)    6.9    (2.0%)   (4.2%)  2.2%
 [10]              - Other Leasing Income        -       -       -       -       -       -       -       -     0.0%     0.0%   0.0%
 [11]              - Repossession Costs       (0.3)      -       -       -       -    (0.3)   (2.5)    2.2    (0.1%)   (0.8%)  0.7%
                                           ---------------------------------------------------------------   ----------------------
 [12] S [6]..[11]  sub-total                  (3.4)   (1.4)   (0.6)   (0.1)   (1.0)   (6.5)  (16.1)    9.6    (2.1%)   (5.2%)  3.1%
 [13] [4]+[5]+[12] Net Lease Rentals         209.1    35.6    13.3    12.1    13.5   283.6   292.3    (8.7)   92.0%    94.8%  (2.8%)
 [14]              Interest Earned             5.8     0.8     0.2     0.1     0.1     7.0     6.1     0.9     2.3%     2.0%   0.3%
 [15]              Drawings from Expense
                     Account                                                             -       -       -     0.0%     0.0%   0.0%
                   Maintenance Receipts       22.6     4.5     0.7     1.5     1.4    30.7       -    30.7    10.0%     0.0%  10.0%
                   Maintenance Payments      (11.8)   (1.8)   (2.8)   (0.5)   (0.6)  (17.5)      -   (17.5)   (5.7%)    0.0%  (5.7%)
                                           ---------------------------------------------------------------   ----------------------
 [15]              Net Maintenance            10.8     2.7    (2.1)    1.0     0.8    13.2       -    13.2     4.3%     0.0%   4.3%
 [16] S [13]..[15] Total Cash Collections    225.7    39.1    11.4    13.2    14.4   303.8   298.4     5.4    98.5%    96.8%   1.8%
----------------------------------------------------------------------------------------------------------- ------------------------
                   CASH EXPENSES
                   Aircraft Operating
                     Expenses
 [17]              - Insurance                (0.1)      -       -       -       -    (0.1)      -    (0.1)   (0.0%)    0.0%  (0.0%)
 [18]              - Re-leasing and other
                      overheads               (7.5)   (0.7)    0.1    (0.2)   (0.3)   (8.6)   (9.3)    0.7    (2.8%)   (3.0%)  0.2%
                                           ---------------------------------------------------------------   ----------------------
 [19] [17]+[18]    subtotal                   (7.6)   (0.7)    0.1    (0.2)   (0.3)   (8.7)   (9.3)    0.6    (2.8%)   (3.0%)  0.2%
                   SG&A Expenses
 [20]              Aircraft Servicer Fees
                   - Retainer Fee             (1.6)   (0.4)   (0.1)   (0.1)   (0.1)   (2.3)   (2.5)    0.2    (0.7%)   (0.8%)  0.1%
                   - Rent Collected Fee       (1.9)   (0.4)   (0.2)   (0.1)   (0.1)   (2.7)   (2.9)    0.2    (0.9%)   (0.9%)  0.1%
                   - Previous Servicer Fees   (1.8)                                   (1.8)      -    (1.8)   (0.6%)    0.0%  (0.6%)
                                           ---------------------------------------------------------------   ----------------------
 [21]              sub-total                  (5.3)   (0.8)   (0.3)   (0.2)   (0.2)   (6.8)   (5.4)   (1.4)   (2.2%)   (1.8%) (0.5%)
 [22]              Other Servicer Fees       (13.1)   (0.4)   (0.5)   (0.3)   (0.4)  (14.7)   (7.4)   (7.3)   (4.8%)   (2.4%) (2.4%)
                                           ---------------------------------------------------------------   ----------------------
 [23] [21]+[22]    subtotal                  (18.4)   (1.2)   (0.8)   (0.5)   (0.6)  (21.5)  (12.8)   (8.7)   (7.0%)   (4.2%) (2.8%)
 [24] [20]         Total Cash Expenses       (26.0)   (1.9)   (0.7)   (0.7)   (0.9)  (30.2)  (22.1)   (8.1)   (9.8%)   (7.2%) (2.6%)
----------------------------------------------------------------------------------------------------------- ------------------------
                   NET CASH COLLECTIONS
 [25] [17]         Total Cash Collections    225.7    39.1    11.4    13.2    14.4   303.8   298.4     5.4    98.5%    96.8%   1.8%
 [26] [24]         Total Cash Expenses       (26.0)   (1.9)   (0.7)   (0.7)   (0.9)  (30.2)  (22.1)   (8.1)   (9.8%)   (7.2%) (2.6%)
 [27]              Movement in Expense
                     Account                   6.0     1.2     1.6    (0.1)   (1.2)    7.5       -     7.5    72.4%     0.0%   2.4%
 [28]              Interest Payments        (111.6)  (12.0)   (3.1)   (3.2)   (3.0) (132.9) (166.3)   33.4   (43.1%)  (53.9%) 10.8%
 [29]              Swap Payments             (12.1)   (9.3)   (3.5)   (3.8)   (3.4)  (32.1)    3.4   (35.5)  (10.4%)    1.1% (11.5%)
 [30]              Proceeds from sale of
                     aircraft                 50.5       -       -       -       -    50.5    51.1    (0.6)   16.4%    16.6%  (0.2%)
                                           ---------------------------------------------------------------   ----------------------
 [31] S [25]..[30] TOTAL                     132.5    17.1     5.7     5.4     5.9   166.6   164.5     2.1    54.0%    53.3%   0.7%
                                           ===============================================================   ======================
----------------------------------------------------------------------------------------------------------- ------------------------
 [32]              PRINCIPAL PAYMENTS
                   subclass A                115.6    14.4     4.8     4.5     5.1   144.4   142.1     2.3    46.8%    46.1%   0.7%
                   subclass B                 14.8     1.8     0.6     0.6     0.5    18.3    18.5    (0.2)    5.9%     6.0%  (0.1%)
                   subclass C                  2.1     0.9     0.3     0.3     0.3     3.9     3.9       -     1.3%     1.3%   0.0%
                   subclass D                    -       -       -       -       -       -       -       -     0.0%     0.0%   0.0%
                                           ---------------------------------------------------------------   ----------------------
                   Total                     132.5    17.1     5.7     5.4     5.9   166.6   164.5     2.1    54.0%    53.3%   0.7%
                                           ===============================================================   ======================
----------------------------------------------------------------------------------------------------------- ------------------------
                   Debt Balances
                   subclass A                882.8   868.4   863.6   859.1   854.0   854.0   856.3    (2.3)
                   subclass B                140.0   138.2   137.6   137.0   136.5   136.5   136.3     0.2
                   subclass C                162.0   161.1   160.8   160.5   160.2   160.2   160.2       -
                   subclass D                100.0   100.0   100.0   100.0   100.0   100.0   100.0       -
                                           ---------------------------------------------------------------
                    TOTAL                  1,284.8 1,267.7 1,262.0 1,256.6 1,250.7 1,250.7 1,252.8    (2.1)
                                           ===============================================================
-----------------------------------------------------------------------------------------------------------

* Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.



                                                            AERCO LIMITED
                                                        Report to Noteholders
                                          All amounts in US dollars unless otherwise stated

------------------------------------------------------------------------------------------------------------------------------------
 Note:                 Report Line Name           Description
------------------------------------------------------------------------------------------------------------------------------------
                  CASH COLLECTIONS
 [1]              Lease Rentals                   Assumptions per the July 2000 Prospectus adjusted for aircraft sales
 [2]              - Renegotiated Leases           Change in contracted rental cash flow caused by a renegotiated lease
 [3]              - Rental Resets                 Re-leasing events where new lease rate deviated from the 2000 Base Case
 [4] S [1]..[3]   Contracted Lease Rentals        Current Contracted Lease Rentals due as at the latest Calculation Date

 [5]              Movement in Current Arrears     Current contracted lease rentals not received as at the latest Calculation Date,
                  Balance                         excluding Bad debts

                  less Net Stress related Costs
 [6]              - Bad debts                     Arrears owed by former lessees and deemed irrecoverable.
 [7]              - Security deposits drawn down  Security deposits received following a lesse default
 [8]              - Restructured arrears
 [9]              - AOG                           Lost of rental due to an aircraft being off-lease and non-revenue earning
[10]              - Other Leasing Income          Includes lease termination payments, rental guarantees and late payments charges
[11]              - Repossession                  Legal and technical costs incurred in repossessing aircraft.
[12] S [6]..[11]  sub-total

[13] [4]+[5]+[12] Net Lease Rentals               Contracted Lease Rentals less Movement in Current Arrears Balance and
                                                  Net Stress related costs
[14]              Interest Earned                 Interest earned on monthly cash balances
[15]              Net Maintenance                 Maintenance Revenue Reserve received less and reimbursements to lessees.
[16] S [13]..[15] Total Cash Collections          Net Lease Rentals + Interest Earned + Net Maintenance
------------------------------------------------------------------------------------------------------------------------------------
                  CASH EXPENSES
                  Aircraft Operating Expenses     All operational costs related to the leasing of aircraft.
[17]              - Insurance                     Premium for contingent insurance policies
[18]              - Re-leasing and other          Costs associated transferring an aircraft from one lessee to another
[19] [17]+[18]    subtotal

                  SG&A Expenses
[20]              Aircraft Servicer Fees          Monthly and annual fees paid to Aircraft Servicer
                  - Base Fee                      Fixed amount per month per aircraft
                  - Rent Contracted Fee           1.00% of rental contracted for the month
                  - Rent Collected Fee            1.25% of rental received for the month
                  - Previous Servicer Fees        Fees paid to the previous Servicer of AerCo
[21] [20]         subtotal
[22]              Other Servicer Fees             Administrative Agent, trustee and professional fees paid to other service providers.
[23] [21]+[22]    subtotal

[24] [19]+[23]    Total Cash Expenses             Aircraft Operating Expenses + SG&A Expenses
------------------------------------------------------------------------------------------------------------------------------------
                  NET CASH COLLECTIONS
[25] [16]         Total Cash Collections          line 16 above
[26] [24]         Total Cash Expenses             line 24 above
[27]              Movement in Expense Account     Movement in Expense Account
[28]              Interest Payments               Interest paid on all outstanding debt
[29]              Swap payments                   Net swap payments (paid) /received
[30]              Proceeds from Aircraft Sales    Proceeds, net of fees and expenses, from the sale of aircraft
[31] S [25]..[30] Exceptional Items               Includes adjustment for aircraft included in the Basecase but not acquired by AerCo
                  TOTAL
------------------------------------------------------------------------------------------------------------------------------------



                                                            AERCO LIMITED
                                                        Report to Noteholders
                                          All amounts in US dollars unless otherwise stated

------------------------------------------------------------------------------------------------------------------------
          Coverage Ratios
          ---------------                                                        2000
                                 Closing                     Actual       *Adjusted Base Case
------------------------------------------------------------------------------------------------------------------------
          Net Cash Collections                                166.6              164.5
          Add Back Interest                                   132.9              166.3
          Add Back Swap Payments                               32.1               (3.4)
a         Net Cash Collections                                331.6              327.4

b         Swaps                                                32.1               (3.4)
c         Class A Interest                                     79.1              108.7
d         Class A Minimum                                      30.5               37.9
e         Class B Interest                                     13.4               18.0
f         Class B Minimum                                       8.4                8.3
g         Class C Interest                                     17.1               22.5
h         Class C Minimum                                         -                  -
I         Class D Interest                                     14.2               14.2
j         Class D Minimum                                         -                  -
k         Class A Scheduled                                       -                  -
l         Class B Scheduled                                     9.4               10.2
m         Class C Scheduled                                     4.0                4.0
n         Class D Scheduled                                       -                  -
o         Permited Aircraft Modifications
p         Class A Supplemental                                113.9              104.1
                                                        ---------------------------------------
          Total                                               322.1              324.5
                                                        ---------------------------------------

   [1]    Interest Coverage Ratio
          Class A                                              2.98               3.11  = a/(b+c)
          Class B                                              2.14               2.03  = a/(b+c+d+e)
          Class C                                              1.84               1.71  = a/(b+c+d+e+f+g)
          Class D                                              1.70               1.59  = a/(b+c+d+e+f+g+h+i)

   [2]    Debt Coverage Ratio
          Class A                                              1.70               1.59  = a/(b+c+d+e+f+g+h+i+ j+k)
          Class B                                              1.62               1.51  = a/(b+c+d+e+f+g+h+i+j+k+l)
          Class C                                              1.59               1.49  = a/(b+c+d+e+f+g+h+i+j+k+l+m)
          Class D                                              1.59               1.49  = a/(b+c+d+e+f+g+h+i+j+k+l+m+n)

          Loan-to-Value Ratios

                              --------------------------------------------------------------------
                                   2000 Base Case         Actual          2000 *Adjusted Base Case
                                17-Jul-00                15-Mar-02         15-Mar-02
                              --------------------------------------------------------------------
   [3]    Assumed Portfolio Value    1,566.7                1,376.9            1,376.7
          Adjusted Portfolio Value                          1,363.1

          Liquidity Reserve Amount
          Cash                          65.0                   65.0               65.0
            - Accrued Expenses           5.0                    6.7                5.0
            - Security Deposits         22.4                   20.2               22.4
                              ---------------           ------------      -------------
          subtotal cash                 92.4                   91.9               92.4
           Letters of Credit               -                      -                  -
                              ---------------           ------------      -------------
          Total Liquidity Reserve       92.4                   91.9               92.4

   [4]    Total Asset Value          1,659.1                1,455.0            1,469.1

          Note Balance
          Class A                      998.4      60.2%       854.0 58.7%        856.3   58.3%
          Class B                      154.8      69.5%       136.5 68.1%        136.3   67.6%
          Class C                      164.1      79.4%       160.2 79.1%        160.2   78.5%
          Class D                      100.0      85.4%       100.0 86.0%        100.0   85.3%
                              ---------------           ------------      -------------
          Total                      1,417.3                1,250.7            1,252.8
------------------------------------------------------------------------------------------------------------------------
* Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.


[1] Interest Coverage Ratio is equal to Net Cash Collections, before Interest and swap payments, expressed as a ratio of the swap costs and interest payable on each subclass of Notes plus the interest and minimum principal payments payable on each subclass of Notes that rank senior in priority of payment to the relevant subclass of Notes.

[2] Debt Service Ratio is equal to Net Cash Collections before interest and swap payments, expressed as a ratio of the interest and minimum and scheduled principal payments payable on each subclass of Notes plus the interest and minimum and scheduled principal payments payable on each subclass of Notes that ranks equally with or senior to the relevant subclass of Notes in the priority of payments.

[3] Assumed Portfolio Value represents the Inital Appraised Value of each aircraft in the Portfolio multipled by the Depreciation Factor at Calculation date divided by the Depreciation Factor at Closing date.

[4] Total Asset Value is equal to Total Portfolio Value plus Liquidity Reserve Amount

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K may contain certain forward-looking statements. Actual operational and financial results may differ materially from the Company's expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include: the impact of heightened competition, changes in the Company's strategic alliances, a decline in the US or world economy, acceptance of and demand for serviced offices, changes in the structure of the property industry, changes in work practices, changes in exchange rates, changes in the political, regulatory or fiscal regime in AerCo's area of activity and general economic conditions in the countries in which AerCo operates. For a discussion of these and other factors which may have a material impact upon AerCo's financial condition, results of operation and liquidity, see "Risk Factors" and "Operating Results" of the Company's Annual Report on Form 20-F.